Exhibit 99.1

FOR IMMEDIATE RELEASE	June 5, 2023

CELESTICA ANNOUNCES PROPOSED SECONDARY OFFERING OF SUBORDINATE VOTING SHARES BY ONEX CORPORATION

Celestica Inc. (“Celestica”) (NYSE, TSX: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world's most innovative companies, announced today that Onex Corporation (“Onex”), its controlling shareholder, intends to offer for sale 12,000,000 of Celestica’s subordinate voting shares (“SVS”), all or substantially all of which will be issued upon conversion of a corresponding number of Celestica’s multiple voting shares (“MVS”) into SVS. Celestica is not selling any shares and will not receive any proceeds from the proposed offering.

RBC Capital Markets will act as the underwriter for the proposed offering.

The offering is being made in the United States only by means of a prospectus supplement to a base prospectus forming a part of an effective registration statement on Form F-3ASR (File No. 333-241513) filed with the United States Securities and Exchange Commission (the “SEC”). Prospective investors in the United States should read the base prospectus, registration statement, the prospectus supplement related to this offering and the documents incorporated by reference therein. You may obtain these documents for free on EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the base prospectus and, when available, the prospectus supplement relating to this offering may also be obtained from RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, NY 10281, by telephone at 877-822-4089 or by email at equity.prospectus@rbccm.com.

This offering is being made in Canada only by means of a prospectus supplement, together with a short form base shelf prospectus for the province of Québec and an amended and restated short form base shelf prospectus for all other provinces and territories of Canada. Prospective investors in Canada should read the short form base shelf prospectus and the amended and restated base shelf prospectus of the Company filed with the Canadian securities regulatory authorities on May 30, 2023, the prospectus supplement thereto relating to the offering and the documents incorporated by reference therein. You may obtain these documents for free on SEDAR at www.sedar.com.

This press release does not constitute an offer for sale of securities or a solicitation for offers to buy any Celestica securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States or Canada will be made solely by means of the applicable prospectus and prospectus supplement.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking information related to our plans, objectives, expectations and intentions, including our expectations regarding the details and timing of the proposed offering; the number of SVS subject to the offering; the terms and jurisdictions of the offering; and other statements contained in this release that are not historical facts. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "continues", "project", "potential", "possible", "contemplate", "seek", or similar expressions, or may employ such future or conditional verbs as "may", "might", "will", "could", "should" or "would", or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in applicable U.S. and Canadian securities laws. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: Celestica's future capital requirements, market and general economic conditions, and its ability to obtain regulatory approvals. These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of Celestica. Our actual results may differ materially from those expressed or implied by such forward-looking statements, including as a result of changes in global, political, economic, business, competitive, market and regulatory factors. These and other risks and uncertainties, as well as other information related to Celestica, are discussed in our various public filings at www.sedar.com and www.sec.gov, including in our interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, our 2022 Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the SEC, and as applicable, the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Forward-looking statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements contained in this press release speak only as of the date of this release, and except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com